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Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

May 5, 2017

Re:                             JBG SMITH Properties
Amendment No. 1 to Registration Statement on Form 10-12B
Filed April 3, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below is the Company’s response to comment 13 of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated May 1, 2017 (the “Comment Letter”), with respect to the filing referenced above. As discussed with the Staff, at this time the Company is submitting only its response to comment 13, and the Company will respond in due course to the remaining comments set forth in the Comment Letter by filing its response electronically via the EDGAR system, which response will be accompanied by Amendment No. 2 to the Registration Statement on Form 10-12B (File No. 001-37994).

This letter is being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comment 13 is set forth below in bold, followed by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10-12B (File No. 001-37994) filed on April 3, 2017. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 1.

Combined Statement of Revenues and Expenses from Real Estate Operations, page F-33

13.       Notwithstanding the above, we note that JBG Smith Operating Partners’ pre-tax income from continuing operations for the period ending December 31, 2016 of $754,358 used in the income test does not agree to the loss from operations before income taxes of $15,670,000, as presented in the pro forma combined statement of operations for the year ended December 31, 2016. Please reconcile the two amounts and reperform the income test if necessary.

Company’s Response:

In response to the Staff’s comment, the Company confirms that JBG Operating Partners’ pre-tax income from continuing operations for the year ended December 31, 2016 is $754,358 and that it is properly reflected in the income test.  A reconciliation of JBG Operating Partners’ historical pre-tax income from continuing operations of $754,358 to JBG Operating Partners’ pro forma pre-tax loss from continuing operations of ($15,670,000) is provided below.

JBG Operating Partners’ pre-tax income (loss) from continuing operations for the year ended December 31, 2016	$754
Pro forma adjustments:
Elimination of development, management and other service revenue associated with the acquisition of consolidated assets by JBG SMITH	(23,158)
Termination of JBG Operating Partners’ profit-sharing arrangement upon JBG SMITH acquisition	24,471
Adjustment to deprecation and amortization expense based on the estimated fair value of JBG Operating Partners’ real estate and intangible assets described in Note C assuming acquisition occurred as of January 1, 2016. Estimated useful lives are provided in Note C.	(13,888)
Elimination of gain on JBG Operating Partners’ acquisition of the remaining 66.7% interest in JBG/Rosenfeld Retail Properties, LLC	(3,411)
Elimination of income attributable to investment excluded from JBG SMITH Acquisition	(539)
Adjustment to interest expense for repayment of JBG Operating Partners’ line of credit	302
Elimination of internal payroll costs incurred for services provided for JBG SMITH acquisition	298
Adjustment for straight-lining of rent expense assuming acquisition occurred as of January 1, 2016	(499)

Pro Forma JBG Operating Partners’ pre-tax income (loss) from continuing operations for the year ended December 31, 2016	$(15,670)

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow
Alan J. Rice
Stephen W. Theriot
(Vornado Realty Trust)

W. Matthew Kelly
Steven Museles
(The JBG Companies®)

David W. Bonser
Abigail C. Smith
(Hogan Lovells US LLP)